May 25, 2006

Room 7010

Kathy I. Sheffield
Treasurer
Aaon, Inc.
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

Re:	Aaon, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for the Fiscal Quarter Ended March 31, 2006
	File No. 000-18953

Dear Ms. Sheffield:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 1.  Business, Summary of Significant Accounting Policies and
Other Financial Data

Warranties, page 35

1. We note your rollforward of warranty activity for the years ended
December 31, 2005, 2004 and 2003 which includes your warranty expense provision recorded during each of those years. Revise your disclosure in future filings to separately present the amount of the provision recorded that represents the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) for each of the years presented. Refer to paragraph 14b of FIN45. In your response, please show us what your revised disclosures will look like.

Segments, page 38

2. You disclose that you operate in one operating segment, however, we note in your business section you separately discuss your various products. For example, you refer to the fact that your RN product line constituted 25% of total dollar shipments in your annual report.
We further note that you have sales in different geographies and that your MD&A section refers to the impact Aaon Canada had on margins. Finally we note that you have various distribution channels in that you sell to property owners and manufacturer`s representatives. With the above being said, tell us the factors used to identify your reportable segments and explain why you believe your products, geographies and/or customer bases are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. Additionally provide for us the internal financial information that is regularly provided to the chief operating decision maker as of December 31, 2005 and March 31, 2006.

To the extent you are aggregating any operating segments, please explain to us, in detail, the basis for the aggregation of your operating segments into one reportable segment. This explanation should address Aaon Canada margins compared to US gross margins. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Nili N. Shah
Branch Chief

Kathy I. Sheffield
Aaon, Inc.
May 25, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE